                                UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                     ----------------------------------
                           Washington, D.C. 20549
                           ----------------------

                                SCHEDULE 13D
                               --------------
                               (Rule 13d-101)

                  Under the Securities Exchange Act of 1934
                  -----------------------------------------

                             DIMON INCORPORATED
                             ------------------
                              (Name of Issuer)

                    Common Stock, No Par Value Per Share
                    ------------------------------------
                       (Title of Class of Securities)

                                 254394 10 9
                               --------------
                               (CUSIP Number)

                                 Folium Inc.
                             c/o Maitland & Co.
                              35 Rue la Boetie
                             Paris, France 75008
                             011-33-1-538-91120
                         Attention: Steven Georgala
              -------------------------------------------------
                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                                  Copy to:
                             John D. Capers, Jr.
                               King & Spalding
                         191 Peachtree Street, N.E.
                           Atlanta, Georgia  30303

                                April 1, 1997
                        -----------------------------
                        (Date of Event Which Requires
                          Filing of this Statement)




     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box:  [ ]

                        (Continued on following pages)

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SCHEDULE 13D                            FORMS                            7060

--------------------------------------------------------------------------------
 CUSIP No. 254394 10 9                   13D              Page 2  of 5  Pages
                                                              ---   ---

--------------------------------------------------------------------------------
 1     NAME OF REPORTING PERSONS
             Folium Inc.

       S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
--------------------------------------------------------------------------------
 2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

             (a)   [ ]

             (b)   [ ]
--------------------------------------------------------------------------------
 3     SEC USE ONLY

--------------------------------------------------------------------------------
 4     SOURCE OF FUNDS*

             SC
--------------------------------------------------------------------------------
 5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
       TO ITEM 2(d) or 2(e)
                                                                           [ ]
--------------------------------------------------------------------------------
 6     CITIZENSHIP OR PLACE OF ORGANIZATION

             British Virgin Islands
--------------------------------------------------------------------------------
                  7      SOLE VOTING POWER                           4,070,764

                  --------------------------------------------------------------
    NUMBER OF
      SHARES      8      SHARED VOTING POWER                         -0-
   BENEFICIALLY
     OWNED BY     --------------------------------------------------------------
       EACH
    REPORTING     9      SOLE DISPOSITIVE POWER                      4,070,764
   PERSON WITH
                  --------------------------------------------------------------

                  10     SHARED DISPOSITIVE POWER                    -0-

                  --------------------------------------------------------------
 11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             4,070,764
--------------------------------------------------------------------------------
 12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES*
--------------------------------------------------------------------------------
 13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             8.6% (1)
--------------------------------------------------------------------------------
 14    TYPE OF REPORTING PERSON*

             CO
--------------------------------------------------------------------------------




-------------------------

(1) Assumes a total of 47,380,010 shares outstanding which represents 44,135,658 shares outstanding as of April 1, 1997 and 3,244,352, that may be issued upon conversion of the security referenced in Item 5.


                        (Continued on following pages)

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


                      STATEMENT PURSUANT TO RULE 13d-1
                                   OF THE
                        GENERAL RULES AND REGULATIONS
                                  UNDER THE
                       SECURITIES EXCHANGE ACT OF 1934


Item 1.  Security and Issuer

         The class of equity securities to which this Statement on Schedule 13D relates is the Common Stock, no par value per share (the "Common Stock"), of DIMON Incorporated (the "Issuer"), a Virginia corporation, with its principal executive offices located at 512 Bridge Street, Danville, Virginia 24543-0681.

Item 2.  Identity and Background

         The name of the entity filing this Schedule 13D is Folium Inc., a British Virgin Islands corporation. The primary business of Folium Inc. is holding investments. Its business address is c/o Maitland & Co., 35 Rue la Boetie, Paris, France 75008.

         (d)-(e)

         None of the entities or persons identified in this Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         None of the entities or persons identified in this Item 2 has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.


Item 3.  Source and Amount of Funds or Other Consideration.

         The shares were received as consideration for the shares of common stock of Intabex Holdings Worldwide S.A. held by the Reporting Person and sold to the Issuer.





                        (Continued on following pages)

                                    3 of 5

Item 4.  Purpose of Transaction.

         The Reporting Person acquired and continues to hold the Common Stock reported herein for investment purposes. The Reporting Person has no plans or proposals relating to any matters specified in paragraphs (a) through (j) of
Item 4 of Schedule 13D. However, the Reporting Person reserves the right to adopt such plans or proposals in the future, subject to applicable regulatory requirements.

Item 5.  Interest in Securities of the Issuer.

         (a) Folium Inc. may be deemed to be the beneficial owner (as that term is defined in Rule 13d-3 under the Act) of 4,070,764 shares of Common Stock, which constitutes 8.6% of the outstanding shares of the Common Stock.

                 Of those shares, 3,244,352 may be acquired by the Reporting Person upon conversion of $93,340,000 principal amount of DIMON Incorporated 6.25% Convertible Subordinated Debentures at a price of $28.77 per share. The Debentures are convertible immediately and thus are included in the amount of Shares pursuant to Rule 13d-3(d)(1).

         (b) Except as described in this Item 5(c), no transactions in the shares of Common Stock have been effected by the Reporting Person during the past 60 days. The Common Stock subject to this Schedule 13D was transferred to Folium Inc. upon the closing of the sale of Intabex Holdings Worldwide S.A. to the Issuer on April 1, 1997.

         (c) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities described above.

         (d)     Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         There are no contracts, arrangements, understandings or relationships with respect to the shares of the Common Stock owned by the Reporting Person.

Item 7.  Material to be filed as Exhibits.

         None.





                        (Continued on following pages)

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


                                  SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 7, 1997

                                            FOLIUM INC.



                                            By: /s/ Steven Georgala
                                                -----------------------
                                            Name: Steven Georgala
                                                 ----------------------
                                            Title:   Director
                                                  ---------------------




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